                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2009

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 HASIVIM STREET, PETACH-TIKVA, 49170 ISRAEL
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL
REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                       FORM 20-F [X]   FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN
PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN
PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN
THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE
COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                             YES [_]   NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE
REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82- __________

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM S-8
REGISTRATION STATEMENT FILE NO. 333-150173.

                          012 SMILE.COMMUNICATIONS LTD.

                                EXPLANATORY NOTE

The following exhibit is attached:

99.1          Press release re 012 Smile.Communication's Third Quarter Earnings
              Release and Conference Call Scheduled for November 18, 2009

99.2          012 Smile.Communication's Third Quarter Earnings Press Release

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   012 SMILE.COMMUNICATIONS LTD.
                                                   (Registrant)

                                                   By /s/ Stella Handler
                                                   ---------------------
                                                   Stella Handler
                                                   Chief Executive Officer

Date: November 18, 2009

                                  EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION

99.1          Press release re 012 Smile.Communication's Third Quarter Earnings
              Release and Conference Call Scheduled for November 18, 2009

99.2          012 Smile.Communication's Third Quarter Earnings Press Release